Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	09/30/04	09/30/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
Income from continuing operations	$110,580	$136,840	$174,466	$207,858	$262,502	$226,813	$202,909

Interest expense incurred, net	252,267	243,579	324,652	330,287	341,505	353,675	316,060
Amortization of deferred financing costs	5,062	3,905	5,981	5,576	4,901	4,949	3,787
Allocation to Minority Interests -Operating Partnership	21,223	27,434	34,658	26,862	32,391	41,761	29,536

Earnings before combined fixed charges and preferred distributions	389,132	411,758	539,757	570,583	641,299	627,198	552,292

Preferred distributions	40,671	57,713	76,435	76,615	87,504	100,855	112,011
Premium on redemption of preferred shares	—	—	20,237	—	5,324	—	—

Earnings before combined fixed charges	$348,461	$354,045	$443,085	$493,968	$548,471	$526,343	$440,281

Interest expense incurred, net	$252,267	$243,579	$324,652	$330,287	$341,505	$353,675	$316,060
Amortization of deferred financing costs	5,062	3,905	5,981	5,576	4,901	4,949	3,787
Interest capitalized for real estate and unconsolidated entities under development	10,277	16,013	20,647	27,167	28,174	17,650	8,134

Total combined fixed charges	267,606	263,497	351,280	363,030	374,580	376,274	327,981

Preferred distributions	40,671	57,713	76,435	76,615	87,504	100,855	112,011
Premium on redemption of preferred shares	—	—	20,237	—	5,324	—	—

Total combined fixed charges and preferred distributions	$308,277	$321,210	$447,952	$439,645	$467,408	$477,129	$439,992

Ratio of earnings before combined fixed charges to total combined fixed charges	1.30	1.34	1.26	1.36	1.46	1.40	1.34

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.26	1.28	1.20	1.30	1.37	1.31	1.26